The Funds held their annual meeting of shareholders on December 18, 2009. Common/Preferred shareholders voted as indicated below:

					Affirmative	 Withheld Authority
New York Municipal
Re-Election of R. Peter Sullivan III
Class II to serve until 2011		9,809,420            332,045
Re-Election of John C. Maney+
Class II to serve until 2011		9,810,091	     331,373
Election of Diana L. Taylor*
Class II to serve until 2010		    2,467	           -

Messrs. R. Peter Sullivan, John C. Maney+ and Paul Belica continue to serve as Trustees of the Funds.

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* Preferred Shares Trustee
+ Interested Trustee